UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2011
Commission File Number 001-32557
Fronteer Gold Inc.
(Translation of registrant’s name into English)
Suite 1650 – 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
(Address of Principal Executive Offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                           )

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Document Description

99.1	Notice of Meeting and Information Circular, dated March 2, 2011

99.2	Letter of Transmittal

99.3	Form of Proxy for Shareholders

99.4	Form of Proxy for Optionholders

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER GOLD INC.
Date: March 4, 2011	/s/ Sean Tetzlaff
Name: Sean Tetzlaff
	Title:	Chief Financial Officer and Corporate Secretary